
NIKE AIR
AIR FORCE 1
NIKE

SOON

$MUSICBOX

Air Force 1 Musicbox

The First

Initial Offering

Going Public SOON

About

This Airforce1 collab was designed by the legendary @djclarkkent to celebrate the 25-year anniversary of the star-breaking show. @videomusicbox has been a catalyst for New York #hiphop for nearly 40 years. Launched in June of 1983 by Ralph McDaniels, Video Music Box helped launch the careers of Wu-Tang, Nas and JAY-Z , gracefully laying the groundwork for the Golden Age of Hip Hop. Whodini's "Five Minutes of Funk" served as the intro and as soon as the first kick hit you knew you were about to dive headfirst into the culture. Ralph McDaniels was lovingly known as "Uncle Ralph." He not only created and hosted Video Music Box, he directed classic videos like Wu-Tang's "C.R.E.A.M" and Nas' "It Ain't Hard To Tell". Uncle Ralph did not just set the pace for Hip Hop, he set the standard for the entire music video genre. Showtime is premiering a documentary on this historic program directed by none other than Nas himself. Add this shoe to your watchlist and get notified for a chance to secure shares in this piece of sneaker and hip-hop culture. Rares is "testing the waters" for a possible offering of securities under Regulation A of the JOBS Act. No money or other consideration is being solicited by the company at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. If you indicate interest, your indication of interest involves no obligation or commitment of any kind. If an offering statement has been filed, you may obtain a copy of the most recent version of the Preliminary Offering Circular from 8545 w Warm Springs Rd./ Ste. A4 #192 or by e-mailing info@rares.io)